Filed by Tivity Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nutrisystem, Inc.

Commission File No.: 000-28551

Date: December 13, 2018

Tivity Health Acquires Nutrisystem – Q&A

General

1.	What was announced today?

•	Tivity Health and Nutrisystem have entered into an agreement under which Tivity Health will acquire Nutrisystem for a combination of cash and stock.

•	This transformational acquisition will expand Tivity Health’s portfolio of healthy lifestyle brands by adding nutrition solutions.

•	The combined company will be unique in offering, at scale, an integrated portfolio of fitness, nutrition and social engagement solutions to support overall health and wellness.

•	Through this expanded portfolio, Tivity Health will be better positioned to address weight management – a major factor contributing to many chronic diseases.

2.	Why are we acquiring Nutrisystem?

•	The acquisition of Nutrisystem is a next step in our company’s ongoing evolution, as we build our healthy lifestyle brand portfolio.

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The combination of Tivity Health and Nutrisystem’s highly trusted brands, and strong marketing and data analytics expertise will allow the combined company to attract new customers, increase awareness and increase member enrollment and engagement across eligible populations.

•	We believe this will position Tivity Health as a leader in the healthy lifestyle industry, specific to weight management, fitness and social engagement.

•	We will be unique in offering, at scale, an integrated portfolio of fitness, nutrition and social engagement solutions to support overall health and wellness.

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We believe the diversification of our solutions portfolio and increased scale will create unique new value proposition for shareholders, health plans, fitness partners, members and consumers to support healthier lifestyles and lower medical costs

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Our combined footprint of 15mm eligible SilverSneakers members aged 65 and up, 40mm eligible Prime consumers aged 18-64, our eligible flip50™ consumers, and Nutrisystem’s millions of customers creates significant opportunities for increased engagement across all brands.

•	Through this expanded portfolio, Tivity Health will be better positioned to address weight management – a major factor contributing to many chronic diseases.

•	In addition, SilverSneakers is a proven solution to address social isolation in older adults – which is widely identified as an important risk factor for chronic disease, dementia and premature death.

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Nearly a quarter of older adults suffer from social isolation. A lack of social contacts among older adults is associated with an estimated $6.7 billion in additional federal spending on Medicare annually.

•	More than 170 million adults are obese or overweight. The estimated annual healthcare costs of obesity-related illnesses are $190 billion, or nearly 21 percent of annual medical spending in the U.S.

•	Tivity Health will be one of the few companies best equipped to address these unmet critical health needs and the related costs.

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We believe the combination of our consumer databases alone, as well as an improved ability to introduce new integrated products that offer a holistic approach to sustained health, will benefit all of our stakeholders.

•	We anticipate this transaction will also drive improved financial performance and create meaningful value for shareholders of both entities.

3.	Why is this deal appealing to Nutrisystem?

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This transaction accelerates Nutrisystem’s transformation from a leading weight management company to a health and wellness entity that can offer a broad range of nutrition, fitness and social engagement solutions to our consumers.

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The relationships that Tivity Health has with the leading health plan providers and its partnerships with over 15,000 fitness locations provides Nutrisystem with meaningful growth opportunities and access to new customer segments and distribution channels.

4.	Why now?

•	The acquisition of Nutrisystem is a next step in our company’s ongoing evolution, as we build our healthy lifestyle brand portfolio.

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As we have stated previously, we’ve been exploring strategic acquisition opportunities, particularly in nutrition, to complement our current offerings and accelerate our growth. We explored many options and believe Nutrisystem is the best partner for Tivity Health.

•	The acquisition of Nutrisystem will expand Tivity Health’s offerings, enabling us to provide a holistic set of fitness, nutrition and social engagement programs.

•	Together we will have a significantly improved financial profile with the ability to invest in the growth of the business and generate long-term, sustainable value for all our stakeholders.

5.	What are the terms of the transaction?

•	Tivity Health will acquire Nutrisystem for an equity value of $1.4 billion, or approximately $47.00 per share, in cash and stock.

•	Under the terms of the merger agreement, each outstanding share of Nutrisystem stock will be exchanged for $38.75 in cash and 0.2141 shares of Tivity Health common stock.

•	Upon closing, Tivity Health shareholders will own approximately 87% of the pro forma company on a fully diluted basis, and Nutrisystem shareholders will own approximately 13%.

6.	How does this acquisition fit within Tivity Health’s existing strategy?

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This acquisition is a next step in our company’s ongoing evolution, as we build our healthy lifestyle brand portfolio, and supports all of our previously outlined keys to growth in 2019 and beyond, including: lifestyle brand optimization and expansion, product innovation, entry into new media venues and expanding our digital footprint.

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As we have stated previously, we’ve been exploring strategic acquisition opportunities, particularly in nutrition, to complement our current offerings and accelerate our growth. We explored many options and believe Nutrisystem is the best partner for Tivity Health.

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The combination of Tivity Health and Nutrisystem’s highly trusted brands, and strong marketing and data analytics expertise will allow the company to increase awareness and member enrollment and engagement across eligible populations.

•	We believe this will position Tivity Health as a leader in the health and wellness space.

•	We believe that combining our two companies creates entirely new value propositions for health plans, our fitness partners, members and consumers.

•	The combined company’s core products will address three connected elements critical to a healthy lifestyle – fitness, nutrition and social engagement.

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The combination of our consumer databases alone, as well as an improved ability to introduce new integrated products that offer a holistic approach to sustained health, will benefit all of our stakeholders.

7.	Will our strategy change as a result of this transaction? If so, how?

•	One of the many things that attracted us to Nutrisystem was the fact that our companies share a common strategic vision, mission and culture.

•	This transaction will support our efforts to expand our healthy lifestyle brand portfolio and accelerate our growth.

•	Moving forward, the combined company will continue to execute on our A-B-C-D strategy and to focus on serving our customers, members and partners and delivering value for our shareholders.

8.	Post-transaction, will Tivity Health be a healthcare company or a consumer company?

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We see it as both. We will offer programs that improve the health of our members and customers and lower healthcare costs, and we’ll be offering the kinds of healthy lifestyle solutions that consumers are seeking to improve their quality of life.

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With 15 million eligible SilverSneakers members aged 65 and up, 40 million eligible Prime consumers aged 18-64, our eligible flip50™ consumers, and Nutrisystem’s millions of customers, we are a superhighway of members looking for products, and nutrition solutions have continually emerged as something that both our members and customers are seeking.

•	The combined company will be unique in offering, at scale, an integrated portfolio of fitness, nutrition and social engagement solutions to support overall health and wellness.

•	Through its healthy lifestyle brand portfolio, Tivity Health will address many of today’s most significant health concerns, including weight management and social isolation.

9.	You describe Tivity as having a healthy lifestyle brand portfolio. How do you define “lifestyle”?

•	“Lifestyle” encompasses all of the connected elements critical to improving health and wellness – including fitness, nutrition and social engagement.

About Nutrisystem

1.	Who is Nutrisystem?

•	Based in Fort Washington, Pennsylvania, Nutrisystem is a leader in the weight loss industry and has helped millions of people lose weight over the past 45 years.

•	Nutrisystem offers safe, effective and scientifically-backed weight-loss plans, with a distinguished Science Advisory Board and strong clinical studies.

•	The company has served millions of consumers, and is well positioned to capitalize on the trend towards sustainable nutrition.

2.	How many members does Nutrisystem have? What percentage of them are over 50 and over 65 years old? What percentage of Nutrisystem’s members are active gym participants?

•	As a matter of corporate policy, Nutrisystem does not provide membership figures.

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That said, our combined footprint of 15mm eligible SilverSneakers members aged 65 and up, 40mm eligible Prime consumers aged 18-64, our eligible flip50™ consumers, and Nutrisystem’s millions of consumers creates significant opportunities for increased engagement across all brands.

3.	What is the average length of Nutrisystem’s member subscription?

•	The average consumer stays in the program for approximately three months.

4.	Are there any differences in the business models that could pose challenges?

•	We view Tivity Health and Nutrisystem as a strong fit both strategically and culturally.

•	Both companies have successful and complementary portfolios of leading brands with dedicated member and consumer followings, as well as a common strategic vision, mission and culture.

•	Additionally, Tivity Health and Nutrisystem require low capex and have strong marketing and data analytics expertise.

•	We do not expect any material challenges as we combine our two businesses.

5.	Who will lead the Nutrisystem business?

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Dawn Zier will become President and Chief Operating Officer of Tivity Health, reporting to CEO Donato Tramuto. She will be responsible for Tivity Health’s nutrition and fitness divisions, and will join the company’s Board of Directors.

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Part of what is attractive about Nutrisystem is their talented management team and employees, ensuring not only continuity for Nutrisystem brands, but also creating opportunities to share best practices and expertise between both organizations.

6.	Will the Nutrisystem brands and operations continue as they are now?

•	Tivity Health currently expects to maintain all of the existing Nutrisystem brands as well as its location in Fort Washington.

7.	How are you financing this transaction?

•	Tivity Health will acquire Nutrisystem with a combination of cash and stock.

•	We will finance the cash portion of the acquisition with fully committed term loan financing from Credit Suisse and existing cash on hand.

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At the closing of the transaction, Tivity Health’s pro forma net leverage is expected to be approximately 4.4x, including the benefit of identified cost synergies. Tivity Health expects to reduce net leverage to less than 3.5x by the end of fiscal 2020, and less than 2.5x by the end of fiscal 2021.

8.	How will this transaction impact Tivity Health’s financial performance moving forward, including long-term revenue and earnings growth?

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We anticipate this transaction will create meaningful value for Tivity Health’s shareholders through the addition of a new independent revenue stream, cost and revenue synergies, and potential for significant growth opportunities.

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Together we will benefit from increased economies of scale and financial flexibility to invest in the growth of the business. Based on both companies’ financial results for the twelve months ended September 30, 2018, pro forma net revenue would have been approximately $1.3 billion, net income would have been approximately $135 million and adjusted EBITDA would have been approximately $223 million for the twelve months ended September 30, 2018.

•	The transaction will provide current Nutrisystem shareholders with significant value, as well as the opportunity to participate in the substantial upside potential of the combined company.

9.	When is the acquisition expected to close?

•	The transaction is expected to close in the first quarter of 2019, subject to the approval of Nutrisystem shareholders, the receipt of regulatory approvals, and other customary closing conditions.

•	Until then, it is business as usual, and both Tivity Health and Nutrisystem will continue to operate as separate companies.

10.	What are the closing conditions? Do you expect any issues with regulatory or shareholder approval?

•	The transaction is subject to the approval of Nutrisystem shareholders, the receipt of regulatory approvals, and other customary closing conditions.

11.	Will Donato Tramuto continue as the CEO of Tivity Health?

•	Yes. Upon closing, Dawn Zier will become the President and Chief Operating Officer of Tivity Health, reporting to Donato Tramuto – who will continue as CEO of the combined entity.

12.	Will there be other changes to the leadership team?

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Dawn Zier will become President and Chief Operating Officer of Tivity Health, reporting to CEO Donato Tramuto. She will be responsible for the nutrition and fitness divisions, and will join the company’s Board of Directors.

13.	Are there any additional organizational changes associated with this move?

•	As part of the integration process, we will be evaluating how best to organize our combined company in order to maximize our ability to deliver value to our employees, consumers and members.

•	We will share more information when appropriate.

Tivity Health Colleagues

1.	How does this transaction benefit me or impact my job?

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We expect that this transaction – and the opportunity to be part of a premier portfolio of healthy lifestyle brands – will provide significant opportunities for growth and development for our colleagues.

•	Until the transaction closes, it is business as usual, and both Tivity Health and Nutrisystem will continue to operate as separate companies.

•	We encourage you all to remain focused on finishing 2018 strong, providing our customers, partners and members with the quality service and solutions they have come to know and love.

2.	How will this company and its employees fit into our business?

•	We believe Tivity Health and Nutrisystem are closely aligned both strategically and culturally, making our organizations an ideal fit.

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Both Tivity Health and Nutrisystem embrace mission-driven cultures that are focused on changing lives for the better through innovative solutions and meeting the growing needs of our members and consumers.

•	Together, we will be even better equipped to do that with our complementary fitness, social engagement and nutrition solutions.

•	This transaction allows us to expand and diversify our portfolio of lifestyle solutions with the addition of Nutrisystem’s brands: Nutrisystem and South Beach Diet.

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Tivity Health currently expects to maintain all of the existing Nutrisystem brands as well as Nutrisystem’s location in Fort Washington, PA. Additionally, current Nutrisystem CEO Dawn Zier will become President and Chief Operating Officer of Tivity Health, reporting to CEO Donato Tramuto. She will be responsible for Tivity Health’s nutrition and fitness divisions, and will join the company’s Board of Directors.

3.	Will there be any layoffs associated with this transaction?

•	This is a strategic transaction that is transformational for Tivity Health.

•	As part of the integration process, we will be evaluating how best to organize our combined company in order to maximize our ability to deliver value to our customers and members.

•	We are committed to a high degree of transparency as decisions related to integration are made.

4.	Should I expect any organizational changes/restructuring as part of this acquisition?

•	This is a strategic transaction that is transformational for Tivity Health.

•	We are committed to a high degree of transparency as decisions related to integration are made.

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Current Nutrisystem CEO Dawn Zier will become the President and Chief Operating Officer, reporting to CEO Donato Tramuto, and will be responsible Tivity Health’s nutrition and fitness divisions. She will also join Tivity Health’s Board of Directors.

5.	What do I tell our customers/members/partners?

•	You can tell them that we are very excited about this transaction and believe that all of our stakeholders will benefit from the expansion of our healthy lifestyle brand portfolio.

•	Until the transaction closes, both companies will continue to operate independently and it is business as usual, so our customers, members and partners should not expect any changes in the near term.

•	Senior leaders have also been provided with talking points to help guide conversations with customers and partners. Please talk with your manager about available resources.

o	If you have questions related to our customers, please contact either Ann Kent or Steve Janicak

o	If you have questions related to our Partner Locations, please contact either Caroline Khalil or John Cardone (non-profit participating locations)

6.	What should I do if someone from the media or an investor asks about the acquisition?

•	Per our usual company policy, please refer any calls from the media to Jill Meyer, and all investor inquiries to Tommy Lewis.

7.	Will Tivity Health continue to participate in and contribute to CSR initiatives at the same level as before the acquisition?

•	We have no plans to change our current CSR activities.

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Nutrisystem is also committed to making a difference, and has supported organizations such as the American Heart Association and the American Diabetes Association. We look forward to learning more about their efforts and identifying new ways to give back as a combined company.

8.	Will Nutrisystem get involved in our CSR activities?

•	Until the transaction closes, both companies will continue to operate independently and it is business as usual.

•	Post-closing, we will of course encourage everyone at the combined company to participate in CSR activities, as it is an important part of our corporate culture.

9.	What does this mean for some of the other strategic partnerships that we have been hearing about (AARP, FitBit, Stitch) and any new products in development?

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We will continue to execute on our A-B-C-D strategy and will be well positioned to serve and deliver value for our customers, members, partners and shareholders. That includes continuing to maintain and pursue partnerships and products that will support our evolution and expand our healthy lifestyle brand portfolio.

10.	What happens between now and when the transaction closes?

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We have established a small integration team led by Tommy Lewis and comprised of key leaders from both organizations. They will be working on a wide range of issues that will need to be addressed to bring Nutrisystem fully into the Tivity Health family. This will be an ongoing process, which started before this announcement and will continue well- beyond close.

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For the rest of us, it’s business as usual. The integration team may reach out to many of you to gather information or seek support for related projects – thanks in advance for your help as we begin this next phase!

•	With regard to the transaction itself, our legal and finance teams will be working through all of the necessary steps to ensure the transaction closes around the end of Q1 if not earlier.

11.	Can I reach out to my counterpart at Nutrisystem? When will we meet their leaders?

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Integrating our two organizations will be a very intentional, methodical process, and until the transaction closes, we will continue to operate as two separate companies. We ask that you do not reach out to Nutrisystem colleagues until the formal integration process begins.

•	If you are contacted by a Nutrisystem colleague seeking information or assistance, please talk with your manager about how best to respond.

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Rest assured that Nutrisystem’s leaders are also excited to meet you – we will look for opportunities throughout this transition to help you get to know some of the Nutrisystem leadership team and to learn more about their organization.

12.	Will we continue to be an organization focused on healthy aging?

•	With SilverSneakers as a core part of our strategy, and the launch of flip50, we will continue to focus on helping older adults to live longer, better.

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Obesity drives many of the chronic conditions that affect older adults and their quality of life – by adding Nutrisystem to our portfolio, we have added an additional set of solutions to further support healthier aging.

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Additionally, the combined company’s increased scale and service offerings across digital and physical community platforms will enable Tivity Health to better serve payor and member networks, and offer additional value to our fitness partners.

13.	What will the name of the combined company be?

•	Nutrisystem will become part of Tivity Health, which will keep its current name and will continue to trade as TVTY.

•	Tivity Health currently expects to maintain all of the existing Nutrisystem brands.

14.	Why weren’t we told about the transaction before now?

•	Due to the confidential nature of the transaction, we weren’t able to make a public announcement until the agreement had been approved by both companies’ Boards and signed.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.